EXHIBIT 8.1

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Aladdin Knowledge Systems Inc.	New York
Aladdin Japan & Co. Inc.	Japan
Aladdin Western Europe Ltd.	England and Wales
Hafalad BV	Holland
Aladdin Western Europe BV	Holland
Aladdin Western Europe Ltd. (Aladdin France S.A.R.L.)	France
Aladdin Knowledge Systems Deutschland GmbH	Germany
Aladdin Asia Limited	Hong Kong